UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. Morgan Stanley

MUFG and Morgan Stanley Announce Appointment of Directors for

New Securities Joint Ventures in Japan

Tokyo, April 28, 2010—Mitsubishi UFJ Financial Group, Inc. (MUFG) and Morgan Stanley today announced the appointment of directors at the two securities joint ventures, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS) and Morgan Stanley MUFG Securities Co., Ltd. (MSMS), that will comprise their integrated securities operations in Japan. The two joint ventures will commence operations as of May 1, 2010.

As part of their global strategic alliance, MUFG and Morgan Stanley have previously agreed to integrate their Japan securities businesses. Details of the directors of the two securities companies, including those previously announced, are as follows:

(Note: In the tables below MUSHD is Mitsubishi UFJ Securities Holdings and MSJHD is Morgan Stanley Japan Holdings.)

MUMSS (Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.)

Title	Name	Other positions

Chairman	Owen Thomas	Morgan Stanley Asia, CEO

President & CEO	Fumiyuki Akikusa	MUSHD, President & CEO

Deputy President	Hideyuki Nakajima

Deputy President	Haruo Nakamura

Deputy President	Toshiyuki Hatakama

Senior Managing Director	Kazuo Takeuchi	MUSHD, Deputy President

Senior Managing Director	Shigeyasu Kasamatsu

Managing Director	Fumio Yoshimatsu

Director	Shusuke Kato

Director	Kohei Yuki	MSJHD, Chairman

Director	Minoru Makihara	Mitsubishi Corporation, Senior Corporate Advisor

Director	Akira Kamiya	MUSHD, Deputy President

Director	Jonathan B. Kindred	MSJHD, President & CEO

MSMS, President & CEO

Director	Yasuo Sato	MSJHD, Director

MSMS, Director

Director	Keishi Hotsuki	Morgan Stanley, MD

MSMS (Morgan Stanley MUFG Securities Co., Ltd.)

Title	Name	Other positions

Chairman	Yoshiaki Kawamata	Bank of Tokyo Mitsubishi UFJ,

Senior Managing Executive Officer

President & CEO	Jonathan B. Kindred	MSJHD, President & CEO

MUMSS, Director

Director	Yasuo Sato	MSJHD, Director

MUMSS, Director

Director	Alberto Tamura	MSJHD, Director

Director	Masashi Hamanaka	MSJHD, Director

Director	Mikio Yamashita	MSJHD, Director

Director	Luc G. Francois	Morgan Stanley, MD

Director	Tsutomu Tanaka	MUSHD, Deputy President

Director	Fuminori Yano	MUSHD, Managing Director

Director	Yasuyuki Otsu	MUSHD, Senior Executive Officer

*    *     *

Contacts:

Mitsubishi UFJ Financial Group	Public Relations Division	81-3-3240-7651

Morgan Stanley	Media Relations	81-3-5424-5019/5020